Exhibit 1

For Release

Compugen Reports Second Quarter 2011 Financial Results

Company webcast today at 10AM EDT to focus on commercialization activities

TEL AVIV, ISRAEL, August 2, 2011 --- Compugen Ltd. (NASDAQ: CGEN) today reported its results for the second quarter ending June 30, 2011.

Dr. Anat Cohen-Dayag, Compugen’s president and CEO, stated, “As previously disclosed, Compugen is focusing its discovery and development efforts towards unmet medical needs in the fields of oncology and immunology.  With respect to our heightened commercialization efforts in these fields of focus, it is clear that the validation results we are obtaining for our recently discovered product candidates in areas of high industry interest and potential, such as the B7/CD28 family molecules, has led to a substantial increase in industry recognition of our Company.  Therefore, we were pleased to see progress during the past quarter with respect to certain ongoing discussions as well as initiation of new discussions covering both current product candidates and discovery capabilities.”

Dr. Cohen-Dayag continued “A third area where significant progress was made this past quarter relates to some very promising past discoveries, both therapeutic and diagnostic, that are outside our current area of focus, having been made during the development and validation activities for our predictive platforms.  During the past quarter we entered into discussions with various organizations to advance certain of these earlier discoveries, largely without the need for further Compugen financial resources.”

As previously stated, since current revenues result primarily from research fees and milestones, quarterly results are, and will continue to be, subject to substantial fluctuations due to timing.  No revenues were recorded for either the second quarter of 2011 or the six months ending June 30, 2011, compared with $800,000 and $925,000 for the same respective periods in 2010.  Reported revenues for all periods do not include amounts received from governmental grants, which are accounted for by Compugen as a reduction of research and development expenses, and not as revenues.

Total operating expenses for the second quarter of 2011 were $3.4 million, including a non-cash expense of $1.7 million related to stock based compensation, compared with $1.5 million, including a non-cash expense of $412,000 related to stock based compensation for the second quarter of 2010.   Included in the non-cash expense of $1.7 million for the second quarter of 2011 was a $1.3 million one-time charge to general and administrative expenses, relating to an extension of the time to exercise certain previously outstanding and vested options.

Research and development expenses were $1.6 million for the second quarter of 2011, compared with $1.3 million for the second quarter of 2010, and remain the Company’s largest expense, not taking into account the non-cash expense included in general and administrative expenses, as discussed above. The growth in research and development expenses for 2011 relates primarily to increased activities under the Company’s Pipeline Program.  Research and development expenses are before the deduction of governmental grants, which totaled $455,000 for the second quarter ending June 30, 2011, compared with $524,000 for the corresponding quarter in 2010.

Financing income, net, was $1.2 million for the second quarter of 2011, compared with $41,000 for the second quarter of 2010. Included in the $1.2 million reported for the most recent quarter was non-cash income of $909,000 related to the re-measurement to fair value of the research and development funding arrangement signed in late 2010 in support of the Pipeline Program, that, as previously disclosed, for reporting purposes is being accounted for as a liability.  These  re-measurements to fair value will no longer apply on the earlier of June 2013 or, in the event that the investor elects to exchange his participation rights for Compugen shares, the date of such election.

Net loss for the most recent quarter was $2.2 million (after reflecting the non-cash expense of $1.7 million related to stock based compensation and non-cash financial income of $909,000, both as described above) or $0.06 per share, compared with net loss of $896,000 (including a non-cash expense of $412,000 related to stock based compensation), or $0.03 per share, for the corresponding quarter of 2010. The net loss for the first six months of 2011 was $4.1 million (including a non-cash expense of $2.0 million related to stock based compensation and non-cash financial income of $733,000), or $0.12 per share, compared with net loss of $3.6 million (including a non-cash expense of $1.3 million related to stock based compensation), or $0.11 per share, for the same period in 2010.

As of June 30, 2011, Compugen had $23.7 million in cash and cash equivalents and short-term bank deposits, compared with $26.8 million as of December 31, 2010, after increasing the reported amount at yearend 2010 to reflect the receipt in early 2011 of $5.0 million from the research and development funding arrangement signed in December 2010 as mentioned above.  These amounts for 2010 and 2011 do not include the market value of Compugen’s holdings of Evogene shares at such times. The Company’s previous guidance for expected net cash usage for calendar year 2011 was approximately $10 million; such net cash usage for the first six months of 2011 was $3.1 million.

Conference Call and Webcast Information
The Company will host a live webcast and conference call at 10:00 AM EDT on Tuesday, August 2, 2011 to review second quarter 2011 results and to review current commercialization activities.

To access the conference call, please dial 1-888-668-9141 from the US, or +972-3-918-0610 internationally.  The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5927 internationally. The replay will be available through August 5, 2011.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic product candidate discovery company, currently focused on biologics-based therapy to address important unmet needs in the fields of immunology and oncology, either for Compugen or its partners. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen’s discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. Compugen’s in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities.  The Company’s business model primarily involves collaborations covering the further development and commercialization of Compugen-discovered product candidates and various forms of “discovery on demand” arrangements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE:EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011 Unaudited	2010 Unaudited	2011 Unaudited	2010 Unaudited

Revenues	-	800	-	925
Cost of revenues	-	198	-	198
Gross profit	-	602	-	727
Research and development expenses	1,624	1,339	3,315	2,974
Less: governmental and other grants	(455)	(524)	(503)	(524)
Research and development expenses, net	1,169	815	2,812	2,450
Marketing and business development expenses	150	179	298	367
General and administrative expenses*	2,049	545	2,692	1,565
Total operating expenses **	3,368	1,539	5,802	4,382

Operating loss	(3,368)	(937)	(5,802)	(3,655)
Financing income, net	1,218	41	1,512	40
Other income, net	-	-	240	-
Net loss	(2,150)	(896)	(4,050)	(3,615)
Basic and diluted net loss per ordinary share	(0.06)	(0.03)	(0.12)	(0.11)
Weighted average number of ordinary shares outstanding	34,246,190	33,272,718	34,169,391	33,142,182

* Includes non-cash expenses related to stock based compensation ($1.4 million for the most recent quarter and $130,000 for the corresponding quarter of 2010; $1.6 million for the first six months of 2011 and $739,000 for the same period of 2010)

** Includes non-cash expenses related to stock based compensation ($1.7 million for the most recent quarter and $412,000 for the corresponding quarter of 2010; $2.0 million for the first six months of 2011 and $1.3 million for the same period of 2010)

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2011 Unaudited	December 31, 2010 Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	23,720	21,824
Restricted cash	102	684
Trade receivables	-	21
Accounts receivable and prepaid expenses	1,260	548
Receivables from funding arrangement	-	5,000
Total current assets	25,082	28,077

Long-term investments
Investment in Evogene	4,885	6,227
Long-term prepaid expenses	73	64
Severance pay fund	1,615	1,510
Total long-term investments	6,573	7,801

Property and equipment, net	522	580
Total assets	32,177	36,458

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,255	2,441
Total current liabilities	1,255	2,441

Long-term liabilities
Research and development funding arrangement	3,304	4,037
Accrued severance pay	1,802	1,695
Total long-term liabilities	5,106	5,732

Total shareholders’ equity	25,816	28,285
Total liabilities and shareholders’ equity	32,177	36,458